Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,
	2012	2011

Earnings from continuing operations before income taxes	$349	$225
Less: Equity earnings	(31)	(33)
Add: Total fixed charges deducted from earnings	129	179
Dividends received from equity investees	27	24
Earnings available for payment of fixed charges	$474	$395

Fixed charges

Interest expense	$126	$176
Portion of operating lease rental deemed to be interest	3	3

Total fixed charges deducted from earnings and fixed charges	$129	$179

Ratio of earnings to fixed charges	3.7	2.2